KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$814	$432
Add:
Fixed charges	221	151
Amortization of capitalized interest	1	4
Distributed income of equity investees	82	58
Less:
Interest capitalized from continuing operations	(9)	(5)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	—
Income as adjusted	$1,109	$640

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$212	$145
Add:
Portion of rents representative of the interest factor	9	6
Fixed charges	$221	$151

Ratio of earnings to fixed charges	5.02	4.24